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                    INDEMNIFICATION AND TAX CONTEST AGREEMENT

                  INDEMNIFICATION AGREEMENT (the "Agreement") dated as of ________, 2000 by and among Urban Shopping Centers, L.P. (the "Partnership"), the Head Acquisitions, L.P. (the "General Partner"), Hexalon Real Estate, Inc. ("Hexalon," and together with the Partnership and the General Partner, the "Indemnitors"), and the holders of Class A Common Units who are signatories hereto (such persons being referred to as the "JMB Indemnitees").

                  NOW, in consideration of the promises and mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         Section 1. DEFINITIONS. For purposes of this Agreement, all capitalized terms not otherwise defined herein shall have the meaning assigned to them in that certain Third Amended and Restated Agreement of Limited Partnership of Urban Shopping Centers, L.P. (the "Partnership Agreement"). For purposes of this Agreement, the following terms shall apply:

                  (a) "Class A Common Unit Deficit Capital Account Amount" means, for each Class A Common Unit on the date hereof, $321.69 (as such amount may be adjusted for any split, reverse split or similar adjustment to the Class A Common Units).

                  (b) "Debt Guarantee Amount" shall mean, initially, $100 million, increased by $20 million on each anniversary of the Effective Date.

                  (c) "Debt Reduction Event" means a transaction or series of related transactions, including without limitation, (i) a sale, transfer, exchange, distribution or other disposition of Partnership property, (ii) a contribution of property to a joint venture, (iii) a pay down, forgiveness, or other reduction in the principal amount of debt, (iv) a guarantee or purchase of any Partnership Nonrecourse Debt by (A) the General Partner, (B) an affiliate of the General Partner, or
         (C) to the General Partner's knowledge, any Partner (other than the General Partner) or any 10% affiliate of such Partner, or (v) a conversion or contribution of Partnership debt to equity of the Partnership, which transaction or series of transactions could reasonably be expected to reduce the amount of Partnership Nonrecourse Liabilities, and immediately after such transaction or series of transactions, the amount of Partnership Nonrecourse Liabilities allocable to the JMB Indemnitees could reasonably be expected to be less than the Target Class A Common Unit Debt Allocation.

                  (d) "Final Determination" shall mean (i) a decision, judgment, decree, or other order by any court of competent jurisdiction, which decision judgment, decree, or other order has become final after all allowable appeals by either party to the action have been exhausted or the time for filing such appeal has expired, (ii) a closing agreement entered into under Section 7121 of the Code, or any final settlement agreement entered in connection with an administrative or judicial proceeding, or (iii) the expiration of time for instituting a claim for refund, or if such claim was filed, the expiration of time for instituting a suit with respect thereto.

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                  (e) "Income Tax" or "Income Taxes" shall mean any federal, state, or local tax imposed on, or measured with reference to, income (including, without limitation, (i) any alternative minimum tax and (ii) Illinois Personal Property Replacement Tax), plus any interest, penalty, or addition thereto.

                  (f) "Qualified Nonrecourse Liabilities" shall mean Nonrecourse Liabilities that constitute "qualified nonrecourse financing" as such term is defined in Code Section 465(b)(6).

                  (g) "Restricted Property Section 704(c) Gain" shall mean the taxable gain that would be allocated to, or recognized by, a JMB Indemnitee under Code Section 704(c) or Code Section 704(c) principles pursuant to a Book-TAX Disparity with respect to a sale, exchange, transfer, distribution, foreclosure on, or any other disposition of all or any portion of any Restricted Property, not to exceed the amount of taxable gain that such JMB Indemnitee would have recognized if the Partnership had disposed of such Restricted Property for an amount equal to its Agreed Value on the date hereof immediately after the adjustments provided for in Section 4.4(d)(ii)(B) of the Partnership Agreement.

                  (h) "Significant Debt Reduction Event" means a Debt Reduction Event that could reasonably be expected to exceed $10 million.

         Section 2. INDEMNIFIED TAX LOSSES. If for any Partnership taxable year that begins after the date hereof and ends on, or includes, the Call Date:

                  (a) A JMB Indemnitee recognizes taxable income or gain because

                           (i) the aggregate amount of the Partnership's
                  Qualified Nonrecourse Liabilities is less than US$1,350,000,000 (determined without taking into account any Guarantee or Indemnification Agreement (as defined in Section 16(a))), or

                           (ii) the Partnership does not allocate its Qualified
                  Nonrecourse Liabilities in accordance with Section 6.1 of the Partnership Agreement (other than as a result of a Final Determination); or

                  (b) A JMB Indemnitee recognizes Restricted Property Section 704(c) Gain; or

                  (c) A JMB Indemnitee cannot claim the Income Tax deductions attributable to its allocable portion of the Depreciation Amount, or a JMB Indemnitee recognizes Recapture Income (other than as a result of a taxable disposition of property that is not a Restricted Property) attributable to a prior allocation of the Depreciation Amount to a Class A Limited Partner, because there is not a reasonable basis under Treasury Regulation Section 1.6662-3(b)(3) for the Partnership to report an allocation to a JMB Indemnitee of an amount of the Partnership's Qualified Nonrecourse Liabilities at least equal to the aggregate amount of the JMB Indemnitee's Target Class A Common Unit Debt Allocation;

(any of subsections (a), (b) and (c) being a "Tax Loss"), then the Indemnitors shall pay to such JMB Indemnitee an amount determined in accordance with Section 3 hereof.

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         Section 3. AMOUNT OF INDEMNIFICATION.

                  (a) In the case of a Tax Loss incurred by a JMB Indemnitee, the Indemnitors shall pay to such JMB Indemnitee in cash in United States dollars the sum of:

                           (i) the Income Taxes that would be deemed to arise
                  based on the assumptions set forth in Section 3(b) below as a result of the Tax Loss, determined after taking into account the amount of any taxable losses allocated to such JMB Indemnitee from the Partnership for Income Tax purposes through the date hereof which cannot be claimed by such JMB Indemnitee for federal income tax purposes because such JMB Indemnitee had insufficient tax basis in the Partnership to claim such losses under Code Section 704(d) or had an insufficient amount "at risk" in the Partnership under Code Section 465; plus

                           (ii) any additional reasonable costs or expenses
                  (after accounting for any Income Tax deduction permitted by the Code with respect to such costs or expenses) incurred by such JMB Indemnitee in connection with any administrative or judicial proceeding relating to such Tax Loss pursuant to the terms of Section 6 hereof (including, without limitation, the payment of any Income Tax for which a refund is claimed).

                           (iii) a supplemental amount such that, after
                  deduction of the amount of all Income Taxes that would be deemed to arise (based on the assumptions set forth in Section 3(b) below) in respect of the sum of the amounts described in paragraphs (i), (ii), and this paragraph (iii) of this Section 3(a), the net amount received by such JMB Indemnitee is equal to the sum of the amounts described in paragraphs (i) and (ii) of this Section 3(a) determined without subtracting any Income Taxes required to be paid with respect thereto (which supplemental amount, together with the amounts described in paragraphs (i) and (ii) of this Section 3(a), is intended, based on the assumptions set forth in Section 3(b) below), to leave such JMB Indemnitee in the same after-tax position in which such JMB Indemnitee would be if such JMB Indemnitee had not incurred the applicable Tax Loss); and

                  (b) The calculation of the amount payable under Section 3(a) shall be made based on the following assumptions:

                           (i) The JMB Indemnitee is taxable (A) at the highest
                  marginal state and local Income Tax rate applicable to a partnership or limited liability company on the type of income or gain recognized (but only to the extent such income or gain recognized by such JMB Indemnitee would be subject to state or local Income Tax under applicable state or local Income Tax law, assuming no deduction, loss or credit is available to offset such income or gain) and (B) at the highest marginal federal, state and local income tax rates applicable to an individual resident of Illinois on the type of income or gain recognized;

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                           (ii) Each relevant item of income, gain, loss and
                  deduction is treated for state and local income tax purposes as having the same character, timing, and amount as such item is treated for federal Income Tax purposes;

                           (iii) State and local Income Taxes (including state
                  and local Income Taxes described in Section 3(b)(i)(A) above) are deductible for federal Income Tax purposes to the extent permitted under the Code, assuming such JMB Indemnitee is subject to any limitations on such deductibility imposed by the Code that are imposed when a taxpayer's adjusted gross income is maximized (e.g., assuming that such JMB Indemnitee may only deduct twenty percent (20%) of such JMB Indemnitee's itemized deduction under Code Section 68(a) as in effect on the date hereof);

                           (iv) In the case of a Tax Loss under Section 2(c),
                  the amount of indemnification is computed based solely on the amount of the unclaimed Income Tax deductions attributable to the Depreciation Amount and the amount of Recapture Income in excess of that which cannot be claimed or would be recognized if the JMB Indemnitees were allocated Depreciation in accordance with their relative Percentage Interests; and

                           (v) the aggregate gain that (A) would be recognized
                  by the persons subject to federal Income Tax who directly or indirectly own the JMB Indemnitees and (B) would be attributable to such persons' indirect interest in the Partnership would not exceed the product of (x) the Class A Common Unit Deficit Capital Account Amount times (y) the number of Class A Common Units held by the JMB Indemnitees as of the close of business on the date of this Agreement, assuming that each such person sold his, her or its interest in the JMB Indemnitees and/or the entities through which such person owned his, her or its interest in the JMB Indemnitees in a taxable transaction occurring at the opening of business on the day following the date of this Agreement for no consideration other than the deemed assumption of such person's share of the Partnership's liabilities.

                  (c) In the event of a Tax Loss, the relevant JMB Indemnitee shall provide the Indemnitors a written statement setting forth in reasonable detail the computation of the amount described in Section 3(a), together with a letter from a nationally-recognized accounting firm reasonably acceptable to the Indemnitors certifying that such amount had been properly determined in accordance with Sections 2, 3(a) and 3(b) above.

                  (d) Any payment determined payable to a JMB Indemnitee pursuant to this Section 3 shall be paid on the earlier of the date that (1) the additional Income Tax as a result of the Tax Loss is payable by such JMB Indemnitee or (2) such JMB Indemnitee has filed an Income Tax return that reflects any additional Income Tax from the Tax Loss, PROVIDED THAT any amounts described in Section 3(a)(ii) shall be paid promptly upon the Partnership's receipt of notice from such JMB Indemnitee that such amounts are due and payable by such JMB Indemnitee, and PROVIDED FURTHER THAT so long as the Partnership is contesting an Indemnified Partnership Level Issue, or a JMB Indemnitee is

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         contesting a JMB Level Issue, in each case pursuant to Section 6 below, the Indemnitors shall not be obligated to make an indemnity payment to such JMB Indemnitee with respect to such Tax Loss (except for indemnity payments with respect to Tax Losses described in Section 3(a)(ii), which Tax Losses shall be payable by the Indemnitors on the date the costs and expenses giving rise to such Tax Losses is payable by a JMB Indemnitee) until the earlier to occur of (A) the date that is thirty
         (30) days after a Final Determination of the JMB Indemnitee's Income
         Tax liability that constitutes the Tax Loss or (B) the date such JMB Indemnitee is required to pay the Income Tax liability that constitutes the Tax Loss. Any payment required under this Section 3 and not made when due shall bear interest at the rate per annum determined, from time to time, under the provisions of Code Section 6621(a)(2) for each day until paid.

         Section 4. EXCLUSIONS.

                  (a) The Indemnitors shall not have any liability for indemnification under this Agreement for any Tax Loss to the extent such Tax Loss is a result of one or more of the following:

                           (i) Any subsequent action by any JMB Indemnitee or
                  its affiliates expressly prohibited or not expressly permitted by the Partnership Agreement, the Merger Agreement or this Agreement;

                           (ii) subject to Section 4(b) below, any (A) change
                  in, or amendment to, the Code or any other tax statute, which first is effective on or after the date of the Merger Agreement; (B) change in any final or temporary regulation effective on or after the date of the Merger Agreement or any final or temporary regulation which is adopted or enacted on or after the date of the Merger Agreement; or (C) court decision or administrative ruling or other pronouncement issued on or after the date of the Merger Agreement (collectively, a "Change in Law"), except for any Change in Law for which Hexalon or any of Hexalon's Affiliates provided direct support;

                           (iii) The failure of the Partnership to have at least
                  US$1,350,000,000 of Qualified Nonrecourse Liabilities on the date hereof; and

                           (iv) The failure of a JMB Indemnitee Partner to file
                  its Income Tax returns in a manner that is consistent with Income Tax returns filed by the Partnership (but only to the extent such Partnership Income Tax returns are prepared and filed (A) in accordance with the Partnership Agreement and this Agreement or (B) pursuant to a Final Determination).

                  (b) The Indemnitors shall not have any liability for indemnification under this Agreement for any amount which otherwise would constitute a Tax Loss to the extent such Tax Loss is less than it would otherwise have been because of

                           (i) a Class A Related Person Transfer that is either
                  (I) taxable for federal Income Tax purposes or (II) the result of death; or

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                           (ii) any adjustment to the Income Tax returns of any
                  JMB Indemnitee in respect of periods ending on or prior to the Effective Date.

                  (c) The Indemnitors shall take any action which they are requested in writing to take by a JMB Indemnitee if such action (A) would reasonably be expected to avoid or reduce the amount which would otherwise have been considered a Tax Loss but for the Change in Law exclusion set forth in Section 4(a)(ii) above and (B) may be taken without a material adverse effect on the Indemnitors, any other Partner or any other JMB Indemnitee, PROVIDED THAT, for purposes of this
         Section 4(c), whether an "adverse effect" has occurred shall be determined with reference to the position in which the Indemnitors, any other Partner or any other JMB Indemnitee (as applicable) would have been if no Change in Law had occurred.

                  (d) If and to the extent the Indemnitors are relieved from their indemnification liability on account of the exclusions set forth in Section 4(a), then for purposes of this Agreement the Income Taxes from which the Indemnitors are so relieved shall not be considered Tax Losses.

         Section 5. COOPERATION.

                  (a) Each JMB Indemnitee agrees to consider in good faith taking any action (including filing claims for refund and amended Income Tax returns) which it is reasonably requested to take by the Indemnitors that would minimize the net amount of any indemnity payment due from the Indemnitors hereunder (including, in substitution of all or part of the Indemnitors' future obligations under this Agreement, the distribution to a JMB Indemnitee of real property or properties proposed by the Indemnitors, subject to an amount of indebtedness equal to all or part of the Deficit Capital Account Amount of such JMB Indemnitee); PROVIDED THAT no JMB Indemnitee shall be required to take any action (or accept any distribution) that would place such JMB Indemnitee in a materially worse Income Tax or economic position than such JMB Indemnitee would have been in if such action were not taken (or the distribution were not made); and PROVIDED THAT, in the case of any such requested distribution, such distribution would not be currently taxable to the JMB Indemnitee for Income Tax purposes (or if not entirely non-taxable, the Partnership indemnifies the JMB Indemnitee in the manner described in Section 3 above).

                  (b) If a majority in interest of JMB Indemnitees requests in writing that the Partnership take a position on the federal or applicable state Income Tax return of the Partnership (i) for which there is a Reasonable Basis, (ii) which would reduce the Income Taxes payable by such JMB Indemnitees which are not Tax Losses pursuant to this Agreement, and (iii) which would not have a material adverse effect on the Partnership, any other Partner or any other JMB Indemnitee, the Partnership shall adopt such position.

                  (c) The Indemnitors shall promptly notify each JMB Indemnitee of the commencement of any audit or examination of the Partnership or any Subtier Entity by any taxing authority and shall keep the JMB Indemnitees reasonably informed as to the status of such audit or examination and any proceedings relating thereto.

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         Section 6. CONTESTS PERTAINING TO TAX LOSSES.

                  (a) Nothing in this Agreement shall be construed to prevent the General Partner from contesting, as the Tax Matters Partner in accordance with the Partnership Agreement as part of the unified audit of the Partnership, any claim involving a Partnership item (a "Partnership Level Issue") that, if successful, would result in a Tax Loss(an "Indemnified Partnership Level Issue") provided that the Partnership and the General Partner comply with the terms of this Agreement.

                  (b) If any taxing authority proposes in writing to adjust the income of a JMB Indemnitee in an audit or other proceeding that cannot be contested as an adjustment to an item (or allocation of an item) of the Partnership, which adjustment, if successful, would cause such JMB Indemnitee to incur a Tax Loss (a "JMB Level Issue"), such JMB Indemnitee (i) shall promptly notify the Partnership in writing of such proposed adjustment and (ii) shall, subject to Sections 6(b) through 6(g) below, upon the request of the Indemnitors, contest such adjustment in good faith by such means as are permitted under applicable law, including, without limitation (A) filing a protest and administrative appeal, (B) contesting through applicable court proceedings any proposed adjustment that is not favorably resolved at the administrative level (including, where necessary, paying the applicable Income Tax and suing for a refund), and (C) and exhausting all appeals of any adverse court rulings.

                  (c) With respect to any of the proceedings described in
         Section 6(b) above, the applicable JMB Indemnitee shall (i) keep the Partnership and its counsel reasonably informed as to the progress of such proceedings, (ii) give the Partnership and its counsel opportunity to review and comment in advance on all written submissions and filings relevant to the substantive issues which would potentially give rise to a Tax Loss (after making appropriate redactions to preserve the confidentiality of all matters not directly related to such substantive issues), and (iii) consider in good faith any suggestions made by the Partnership or its counsel as to the substance of any such issues.

                  (d) If a JMB Indemnitee receives a formal, written settlement offer from the Internal Revenue Service or applicable state or local taxing authority with respect to a JMB Level Issue, such JMB Indemnitee shall promptly inform the Partnership of the receipt of such settlement offer. If the Partnership recommends acceptance of such settlement offer of a JMB Level Issue or if the Tax Matters Partner recommends acceptance of a settlement offer in respect of an Indemnified Partnership Level Issue, but such JMB Indemnitee declines to accept such offer in writing within 30 days (if such JMB Indemnitee does not respond within 30 days, such lack of response shall be treated as acceptance of the Partnership's or the Tax Matters Partner's recommendation, respectively), (i) the obligation of the Indemnitors to make indemnity payments under this Agreement as the result of any such contest or proceedings shall equal the obligation that it would have had if such contest had been settled or proceeding terminated on the basis of the formal, written settlement offer the acceptance of which was recommended by the Partnership or the Tax Matters Partner, as applicable, and (ii) the Indemnitors shall have no further liability for costs or other expenses in respect of such contest.

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                  (e) Notwithstanding Section 6(b) above, no JMB Indemnitee will have any obligation to contest any action with respect to a JMB Level Issue (i) unless such item or items could give rise to an indemnity payment under this Agreement in excess of $100,000, (ii) if the Indemnitors do not pay when due all (A) reasonable third-party costs and out-of-pocket expenses including reasonable legal, witness and accounting fees and other expenses and (B) in the case of any court proceeding in which such JMB Indemnitee is required to pay the applicable Income Tax and sue for a refund, the amount of such Income Tax, and (iii) to the extent such JMB Indemnitee waives in writing the Indemnitors' obligation to indemnify such JMB Indemnitee for the Tax Loss attributable to such JMB Level Issue. If a JMB Indemnitee's obligation to contest is excused on account of clause (iii) of the preceding sentence, the Indemnitors shall not be required to make any additional payments under this Agreement to such JMB Indemnitee with respect to such Tax Loss.

                  (f) A JMB Indemnitee shall not settle any adjustment that constitutes a JMB Level Issue without the Partnership's consent; provided that (i) such consent shall not be unreasonably withheld and
         (ii) such JMB Indemnitee may settle any such adjustment if such JMB Indemnitee waives its right to indemnity under this Agreement with respect to any Tax Loss that results from such adjustment and, in the case of any court proceeding in which such JMB Indemnitee is required to pay the applicable Income Tax and sue for a refund, shall pay to the Indemnitors the amount of Income Tax, if any, previously paid or advanced by the Indemnitors to such JMB Indemnitee with respect to such adjustment under Section 6(e), plus interest at the rate determined under Code Section 6621(a)(2) from the time such amounts were paid or advanced by the Indemnitors.

                  (g) If a JMB Indemnitee receives a refund of any Income Taxes as a result of a court decision with respect to a JMB Level Issue or a refund of costs or expenses, such JMB Indemnitee shall promptly pay such refund over to the Indemnitors to the extent that the Indemnitors paid the Income Taxes or expenses or costs with respect to which such refund was received.

         Section 7. CONTESTS PERTAINING TO JMB INDEMNITEES' INCOME TAXES.

                  (a) If, with respect to any taxable year of the Partnership or any Subtier Entity (or respective predecessors or successors), including taxable years ending before, on, or after the Effective Date,
         (i) any taxing authority proposes in writing to make an adjustment that constitutes a Partnership Level Issue other than an Indemnified Partnership Level Issue, which adjustment, if successful, would cause the JMB Indemnitees (or direct or indirect owners thereof) as a group to incur Income Taxes of at least $100,000 and (ii) the adverse impact of the proposed adjustment, measured on a per Partnership Unit basis, would be greater on the JMB Indemnitees than on the General Partner or its predecessor (for any taxable year to which the relevant proposed adjustment relates) then:

                           (i) The Partnership and the General Partner shall
                  promptly notify such JMB Indemnitee of such proposed adjustment and shall permit the JMB Indemnitee and its counsel, at the expense of such JMB Indemnitee, to control the

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                  administrative and judicial proceedings relating to such
                  proposed adjustment with respect to the substantive issues which would potentially give rise to Income Taxes to such JMB Indemnitee. The Partnership and the General Partner shall provide the JMB Indemnitee and its counsel powers of attorney and any other documentation necessary to permit the JMB Indemnitee to represent the Partnership in any such proceedings. The JMB Indemnitee shall (i) keep the Partnership and its counsel reasonably informed as to the progress of such proceedings, (ii) give the Partnership and its counsel opportunity to review and comment in advance on all written submissions and filings relevant to the substantive issues which would give rise to Income Taxes with respect to such JMB Indemnitee (after making appropriate redactions to preserve the confidentiality of all matters not directly related to such substantive issues), and (iii) consider in good faith any suggestions made by the Partnership or its counsel as to the substance of any such issues.

                           (ii) The Partnership and the General Partner shall
                  promptly inform the JMB Indemnitee of the receipt of any formal, written offer from the Internal Revenue Service or applicable state or local taxing authority with respect to an issue would potentially give rise to Income Taxes to such JMB Indemnitee. The JMB Indemnitee shall be permitted to accept, on behalf of the Partnership and the General Partner, any settlement on any such issue, so long as such settlement does not have a material adverse effect on the Partnership or the other Partners or their Affiliates thereof. Neither the Partnership nor the General Partner shall accept any settlement with respect to any issue that would potentially give rise to material Income Taxes to a JMB Indemnitee not otherwise indemnified by the Indemnitors, without such JMB Indemnitee's prior written consent, which may be withheld in such JMB Indemnitee's absolute discretion.

                           (iii) If the Partnership or the General Partner
                  receives a refund of any Income Taxes as a result of a court decision with respect to a JMB Indemnitee's Income Tax return, the Indemnitors shall promptly cause such Person to pay such refund over to such JMB Indemnitee.

                  (b) If, with respect to any taxable year of the Partnership or any Subtier Entity (or respective predecessors) ending on or before the Effective Date, (i) any taxing authority proposes in writing to make an adjustment that constitutes a Partnership Level Issue other than an Indemnified Partnership Level Issue, which adjustment, if successful, would cause the JMB Indemnitees (or direct or indirect owners thereof) as a group to incur Income Taxes of at least $100,000 and (ii) the provisions of Section 7(a) above do not apply to such proposed adjustment, then:

                           (i) The Partnership and the General Partner shall
                  promptly notify such JMB Indemnitee of such proposed adjustment, and the General Partner and the JMB Indemnitee and their respective counsel shall jointly control the administrative and judicial proceedings relating to such proposed adjustment with respect to the substantive issues which would potentially give rise to Income Taxes to such JMB Indemnitee. The General Partner and the JMB Indemnitee shall (i) each keep the other and the other's counsel reasonably informed as to any developments of which such person becomes aware (including, without limitation, the receipt of any formal, written offer from the Internal Revenue Service or applicable state or local taxing authority with respect to the proposed adjustment at issue) regarding such proceedings, (ii) jointly prepare all written submissions and filings relevant to the substantive issues which would give rise to Income Taxes with respect to such JMB, and (iii) cooperate in good faith to minimize the adverse impact of any proposed adjustment to the current and former Partners of the Partnership for the taxable periods at issue. Each party shall bear its own expenses, including those related to all reasonable third-party costs and out-of-pocket expenses including reasonable legal, witness and accounting fees and other expenses related to such proceedings.

                           (ii) Neither the Partnership, the General Partner,
                  nor the Tax Matters Partner (if different than the General Partner) shall accept any settlement with respect to any issue that would potentially give rise to Income Taxes to a JMB Indemnitee without such JMB Indemnitee's prior written consent.

                           (iii) If the Partnership or the General Partner
                  receives a refund of any Income Taxes as a result of a court decision with respect to a JMB Indemnitee's Income Tax return, such Person shall promptly pay such refund over to such JMB Indemnitee.

                  (c) To the extent the issues described in Sections 7(a) and 7(b) above relate to more than one JMB Indemnitee, the Partnership's and General Partner's obligations to each JMB Indemnitee pursuant to Sections 7(a) and 7(b) above shall apply only to the extent that the JMB Indemnitees holding a majority of the Class A Units affected by such issues appoint, with respect to such issues, within 45 days of the notice given to such JMB Indemnitees pursuant to Section 7(a) or 7(b), a representative with authority to act on behalf of all such JMB Indemnitees in dealings with the Partnership, General Partner (or Tax Matters Partner, if different than the General Partner) and relevant taxing authority.

         Section 8. TAX SAVINGS. In the event that the Partnership makes an indemnity payment pursuant to Section 3, if the JMB Indemnitee shall realize, with respect to any Partnership taxable year that ends on or before the earlier of the date on which the Death Put is first exercisable or the Call Date, Income Tax savings that would not have been realized but for the related Tax Loss or the event giving rise thereto, as determined using the same assumptions as those set forth for determining a Tax Loss in Section 3(b), then the JMB Indemnitee shall pay to the Partnership an amount equal to the net reduction in Income Taxes realized by the JMB Indemnitee, determined on an "after-tax basis" using the same assumptions as those set forth for determining a Tax Loss, as set forth in Section 3(b). Any payment due to the Partnership pursuant to this Section 8 shall be paid promptly and in any event within thirty (30) days after the JMB Indemnitee has (1) received a refund or (2) filed a return that reflects or would, taking into account the assumptions set forth in Section 3 for determining a Tax Loss, reflect such Income Tax saving; PROVIDED, HOWEVER, that
(A) the amount payable to the Partnership hereunder shall not exceed the aggregate amount of all indemnity payments made by the Partnership to the JMB

Indemnitee hereunder with respect to the Tax Loss that gave rise to such Income Tax savings and not previously reimbursed by the JMB Indemnitee, provided that any such excess amount shall be carried forward to reduce or offset any future obligations of the Partnership hereunder with respect to such Tax Loss on a dollar-for-dollar basis; and (B) any loss of such Income Tax savings by the JMB Indemnitee subsequent to the year of realization by the JMB Indemnitee shall be treated as a Tax Loss that is indemnifiable pursuant to the provisions of this Agreement.

         Section 9. TREATMENT OF INDEMNITY PAYMENTS. The Indemnitors shall be jointly and severally liable for all payments owed by the Indemnitors pursuant to this Agreement. Each JMB Indemnitee shall seek payment of any amounts due such Person under this Agreement first from the Partnership; PROVIDED THAT if the Partnership fails to pay such JMB Indemnitee any amount owing such Person within ten (10) days after the later of the date such payment is payable under this Agreement or the date of demand therefor, such JMB Indemnitee may then seek immediate payment of all amounts owed from any other Indemnitor. For purposes of the Partnership Agreement (including, without limitation, Section 4.4(a)(x) thereof), and for all Income Tax reporting purposes, any payment made by the Partnership to a JMB Indemnitee pursuant to this Agreement shall be treated by each of the parties hereto as (a) a distribution of cash in the amount of such payment by the Partnership to the holders of Partnership Units (other than the holders of Original Class A Common Units, Series C Preferred Units and Series D Preferred Units) in redemption of a number of Partnership Units held by such holders with a Fair Market Value at the time of the distribution equal to the amount of cash so distributed, and (b) a payment of such cash by such holders of Partnership Units to such JMB Indemnitee.

         Section 10. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Illinois.

         Section 11. NOTICES. All notices, demands, declarations, consents, directions, approvals, instructions, requests and other communications required or permitted by the terms of this Agreement shall be given in the same manner as
Section 15.1 of the Partnership Agreement.

         Section 12. SUCCESSORS AND ASSIGNS. Any rights as JMB Indemnitee has under this Agreement may not be assigned by any JMB Indemnitee (including, without limitation, by descent or will) without the written consent of the Partnership; provided, however that a JMB Indemnitee may assign its rights hereunder to the transferee (other than the General Partner) of any Class A Common Units (with the portion of the rights so transferred corresponding to the number of Class A Common Units transferred) if such transfer is permitted by the Partnership Agreement and is a Class A Related Person Permitted Transfer. Subject to the preceding sentence, this Agreement will be binding on, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         Section 13. CONTROLLING AGREEMENT. In the case of any inconsistency or ambiguity between the terms of this Agreement and the terms of the Partnership Agreement, the terms of this Agreement shall control.

         Section 14. MISCELLANEOUS. This Agreement may be executed in any number of counterparts, with each executed counterpart constituting an original but all of which together shall constitute only one Agreement. Any provision of this Agreement that is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions of this Agreement and without invalidating or rendering unenforceable any provision of this Agreement in any other jurisdiction. Neither this Agreement nor any terms hereof may be terminated, amended, supplemented, waived, or modified in any manner expect pursuant to a written agreement signed by the party after the date of this Agreement against which enforcement of the termination, amendment, supplement, waiver, or modification is sought.

         Section 15. TERM. This Agreement shall terminate on the first date on which the applicable statute of limitations bars a claim by the Internal Revenue Service and all other relevant state or local taxing authorities with respect to all taxable years of the Partnership, all Subtier Entities and all JMB Indemnitees (and their respective predecessors and successors) which ends on or before or includes the Call Date.

         Section 16. PROPOSED TRANSACTIONS.

                  (a) Upon the request of the representative for the JMB Indemnitees (as determined in accordance with the procedures of Section 7(c)), the General Partner agrees to use its reasonable best efforts to increase the JMB Indemnitees' share of the indebtedness of the Partnership under Code Section 752 by either (i) contributing to the Partnership on terms mutually acceptable to the General Partner, the Partnership, and the JMB Indemnitees property or properties owned by Hexalon or its direct or indirect U.S. subsidiaries at the time of the request which is encumbered by Qualified Nonrecourse Liabilities not in excess, in the aggregate, of $150 million, (ii) allowing the JMB Indemnitees to guarantee any Nonrecourse Liabilities (or portions thereof) encumbering any Restricted Property (a "Guarantee") or enter a contribution agreement, indemnification agreement, reimbursement agreement, or any similar agreement that could reasonably be expected to satisfy the requirements with Treasury Regulation section 1.752-2(b)(3) and pursuant to which the JMB Indemnitees assume the risk of loss for purposes of Treasury Regulation section 1.752-2(a) (an "Indemnification Agreement") with respect to Nonrecourse Liabilities (or portions thereof) encumbering any property of the Partnership in the aggregate, immediately after the entering into of such Guarantee or Indemnification Agreement, not in excess of the Debt Guarantee Amount, or (iii) some combination of clauses (i) and (ii) of this sentence. Any Guarantee or Indemnification Agreement entered pursuant to this Section 16 shall be on terms mutually acceptable to the JMB Indemnitees, the General Partner, and the Partnership. For avoidance of doubt, the General Partner shall have no obligation to contribute property under this Section 16 or enter into an Guarantee or Indemnification Agreement or allow the JMB Indemnitees to enter an Indemnification Agreement or Guarantee if the contribution, the Guarantee, or Indemnification Agreement would violate any provision of any agreement the Partnership, the General Partner or an Affiliate has or is negotiating with a lender, a partner, or other third-party, provided that if such an agreement or negotiations exist, the General Partner shall use its reasonable best efforts to obtain a consent from all relevant parties if obtaining such consent would not have a material adverse effect on the Partnership, the General Partner, or any Affiliate of the General Partner; provided, further, however, that the General Partner shall not have any obligation to contribute any property to the Partnership if it does not obtain the prior consent of the lenders under the Chase Loan and related loans.

                  (b) Upon the request of the representative for the JMB Indemnitees (as determined in accordance with the procedures of Section 7(d)), the General Partner agrees to consider in good faith any action that would increase the JMB Indemnitees' share of the indebtedness of the Partnership under Code Section 752, so long as such action would not place the Partnership or any other Partner in a materially worse Income Tax or economic position than would have been the case if the action were not taken.

                  (c) Any contributions agreed upon pursuant to this Section 16 shall be made on a mutually acceptable date pursuant to customary documentation, reasonably acceptable to the JMB Indemnitees, the General Partner, and the Partnership. In the case of any contribution, such documentation shall specify the number of units the Partnership shall issue to the General Partner for the contributed property. The parties hereto agree that the number of units shall be determined based on (i) the Fair Market Value of the contributed property (net of relevant liabilities encumbering it or associated with it at the time of contribution) and (ii) the Fair Market Value of the assets of the Partnership (net of the outstanding debt). Such Fair Market Values shall be determined on a reasonable basis by the General Partner reasonably consistent with any method used for purposes of determining the General Partner's or any of its Affiliate's annual financial reporting.

                  (d) Any Guarantee and Indemnification Agreement agreed upon pursuant to this Section 16 shall be made on a mutually acceptable date pursuant to customary documentation, reasonably acceptable to the General Partner, the Partnership, and the JMB Indemnitees. Such documentation shall include terms that allow in cases of certain transactions, including, without limitation, sales of property, that the Nonrecourse Liabilities to which the Indemnification Agreement relates may be assigned to other Nonrecourse Liabilities upon the reasonable request of the representative for the JMB Indemnitees.

                  (e) Notwithstanding the foregoing provisions, the General Partner and the Partnership are under no obligation to consider any contribution of property pursuant to this Section 16 for the twelve month period commencing on the date of this Agreement and shall have no obligation to consider entering any Indemnification Agreement or Guarantee pursuant to this Section 16 until 90 days after the date of this Agreement.

                  (f) Notwithstanding the foregoing provisions, the General Partner and the Partnership shall be under no obligation to consider any contribution of property pursuant to this Section 16 during any time and for so long as the General Partner or any of its Affiliates has a class of its common equity securities registered on a national stock exchange and the Class A Limited Partners are entitled to exchange their Class A Common Units into such publicly-traded shares; PROVIDED that in connection with the initial public offering of such class of common equity substantially all the assets of Hexalon and its direct or indirect subsidiaries are contributed to the Partnership.

                  (g) NOTICE.

                           (i) No later than the later to occur of (A) five days
                  after the date on which the General Partner first reasonably anticipates that a Significant Debt Reduction Event will occur, and (B) 90 days before the anticipated occurrence of such significant Debt Reduction Event, the General Partner shall (or shall cause the Partnership to) notify the JMB Indemnitees in writing of such Significant Debt Reduction Event, which notice shall include a general description of the Debt Reduction Event and the General Partner's reasonable estimate of the anticipated amount by which Partnership Nonrecourse Liabilities will be reduced if such Significant Debt Reduction Event is consummated.

                           (ii) The General Partner shall cause to be included
                  in each report delivered to each JMB Indemnitee pursuant to
                  Section 9.3(b) of the Partnership Agreement ("Quarterly Reports") a list which set forth in reasonable detail (A) all Debt Reduction Events which occurred during the period covered in such report, (B) the aggregate amount by which the Partnership's Nonrecourse Liabilities were reduced as a result of such Debt Reduction Events, and (C) the aggregate amount of Partnership Nonrecourse Liabilities in each case as of the end of the quarter covered in such report.

         Section 17. TRANSFERS OF RESTRICTED PROPERTY. If the Partnership plans on selling or otherwise disposing of any Restricted Property that would give rise to a Tax Loss under Section 2(b), the JMB Indemnitees shall give the consent that is required under Section 7.3(b) of the Partnership Agreement if prior to the date of such transaction the Indemnitors have placed in escrow, subject to the reasonable satisfaction of the JMB Indemnitees holding a majority of Class A Common Units outstanding at the time of the transaction which are held by JMB Indemnitees, readily available U.S. funds equal to the amount of the indemnification payment required under Section 3 as a result of such sale or other disposition.

         Section 18. No payment due under this Agreement shall be subject to any offset or defense arising under any other agreement.

                           - SIGNATURE PAGE FOLLOWS -

                                 Urban Shopping Centers, L.P.

                                 By:      Head Acquisition, L.P., its General
                                          Partner

                                 By:
                                    --------------------------------------------
                                 Title:
                                       -----------------------------------------

                                 Head Acquisition, L.P.

                                 By: Hexalon Real Estate, Inc., its General Partner

                                 By:
                                    --------------------------------------------
                                 Title:
                                       -----------------------------------------

                                 Hexalon Real Estate, Inc.

                                 By:
                                    --------------------------------------------
                                 Title:
                                       -----------------------------------------

                                 Center Partners, Ltd.,
                                 an Illinois limited partnership

                                 By:      JMB Realty Corporation,
                                          a Delaware corporation,
                                          General Partner

                                           By:
                                              ----------------------------------
                                           Title:
                                                 -------------------------------

                                  Urban-Water Tower Associates,
                                  an Illinois general partnership

                                  By:      UIDC Holdings, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                           By:      JMB Realty Corporation,
                                                    a Delaware corporation,
                                                    General Partner

                                 By:
                                    --------------------------------------------
                                 Title:
                                       -----------------------------------------


                                  Miami Associates, L.P.,
                                  an Illinois limited partnership

                                  By:      JMB Realty Corporation,
                                           a Delaware corporation,
                                           General Partner

                                 By:
                                    --------------------------------------------
                                 Title:
                                       -----------------------------------------


                                  Old Orchard Limited Partnership,
                                  an Illinois limited partnership

                                  By:      UIDC Holdings, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                           By:      JMB Realty Corporation,
                                                    a Delaware corporation,
                                                    General Partner

                                           By:
                                              ----------------------------------
                                           Title:
                                                 -------------------------------